UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
(BRAZILIAN PETROLEUM CORPORATION – PETROBRAS)

(Translation of Registrant's Name Into English)

Brazil

(Jurisdiction of incorporation or organization)

Av. República do Chile, 65
20035-900 – Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

PETROBRAS

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

A Publicly Listed Company

PRESS RELEASE

Signing of Agreement in Principle to Acquire Controlling Interest in Perez Companc S.A.

Rio de Janeiro, Brazil (July 22, 2002) — Petróleo Brasileiro S.A. - Petrobras (BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA), in line with its stated international strategy of becoming a leading integrated energy company in South America, hereby announces that has reached an agreement in principle to acquire a controlling interest in Perez Companc S.A. (BUENOS AIRES & NYSE: PC) from the Perez Companc family and the Perez Companc Foundation. Pursuant to such agreement, Petrobras intends to acquire 58.6% of the capital stock of Perez Companc. The consideration to be paid to the Family and the Foundation will consist of a combination of US$754,621,000 in cash and US$370,548,000 in Notes to be issued by Petrobras with a 6% annual coupon and a 7 year final maturity and in certain circumstances, may be settled by delivery of Petrobras preferred stock in the form of American Depositary Shares. In addition, Petrobras has also reached an agreement in principle with the Family to acquire 47.1% of the capital stock of Petrolera Perez Companc S.A. that is owned directly by the Family for US$56,700,000 in cash. Petrobras informs that it has no immediate plans to launch a tender offer for Perez Companc's remaining class B shares. Closing of the transaction is subject to the execution of a definitive Share Sale and Purchase Agreement and to (i) the closing of the exchange offer of Perez Companc's subsidiary, Pecom Energía S.A., in respect of its outstanding Notes, as well as refinancing of Pecom Energía S.A. bank loans, in both cases leading to an acceptable debt profile for Perez Companc, (ii) additional due diligence, (iii) final Petrobras Board of Directors approval, and (iv) certain required regulatory approvals.

ABOUT PETROBRAS

Petróleo Brasileiro S.A. - Petrobras is one of the world's largest integrated energy companies, engaged in a broad range of activities including oil and gas exploration, production and transportation, refining, distribution and marketing of oil and oil products, petrochemicals, and power generation. Headquartered in Rio de Janeiro, the Company has principal operations in Brazil and throughout Latin America, as well as Gulf of Mexico and West Africa. Based upon 2001 consolidated revenues, Petrobras is the largest corporation in Brazil and the third largest industrial corporation in Latin America.

PETROBRAS

ABOUT PEREZ COMPANC S.A.

Perez Companc is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

ABOUT PETROLERA PEREZ COMPANC S.A.

Petrolera Perez Companc S.A. - PPC operates and participates in the concession of hydrocarbons production in the Entre Lomas area, located in the Neuquén basin in Argentina. PPC is jointly controlled by the Perez Companc family (47.1%) and Perez Companc (19.2%).

Rio de Janeiro, July 22, 2002.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

LISTED BOVESPA COMPANY | PBR LISTED NYSE | PBRA LISTED NYSE | Latibex LATINOAMERICA EN EUROS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By: ______________________
João Pinheiro Nogueira Batista
Chief Financial Officer

Date: August 9, 2002